FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 10, 2022

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2022

	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

34

EARNINGS RELEASE 3Q22 | 9M22



01 EARNINGS RELEASE

Quarter ended March 31, 2022

São Paulo, May 10, 2022 – BrasilAgro (B3: AGRO3) (NYSE: LND), the Brazilian leader in the acquisition, development and sale of rural properties that offer high potential for price appreciation, announces its consolidated results for the quarter and the period of nine months ended March 31, 2022 ("3Q22") and ("9M22"). The consolidated information is prepared according to International Financial Reporting Standards (IFRS).

Webinar 3Q22 | 9M22

May 11, 2022

Portuguese
(simultaneous translation into English)

2:00 p.m. (Brasília)
1:00 p.m. (New York)

Link:
https://mzgroup.zoom.us/webinar/register/WN_z_6V77niT0uyNckk27XR3Q

SHARE PRICE

AGRO3: R$32.70

LND: US$6.38

AGRO B3 LISTED NM

LND LISTED NYSE

CONTACT INFORMATION

+ 55 (11) 3035 5374
ri@brasil-agro.com

Gustavo Javier Lopez
IRO and CFO

Ana Paula Zerbinati Ribeiro Gama
IR Head

Deise Davanzo
IR Specialist

Camila Vitória Stankevicius
IR Analyst

brasilagro

02 MESSAGE FROM MANAGEMENT



We ended the first nine months of the 2021/2022 harvest year with a Net Income of R$489 million and an Adjusted EBITDA of R$691.6 million, all of which reflects our Net Revenue of R$1.13 billion, consisting of R$316.2 million from farm sales and R$817.4 million from agricultural products sales.

Regarding the operational performance of the 21/22 harvest year, we had a severe impact due to the drought in the soybean and corn crops in Paraguay. Despite this reduction, total soybean production was more than offset by the good results from Brazil and Bolivia, we expect to be in line with initial estimates. In corn, we expect a reduction in total production of around 4.5%. The other crops, we do not expect any significant impact, confirming our results estimates for the year.

From a financial point of view, our balance sheet position remains strong in terms of cash and leverage. To guarantee margins, we increased our hedge position for the 21/22 harvest year. Additionally, we have also evolved in the hedge for the 22/23 crop, due to the anticipation of the purchase of some inputs.

Despite the very challenging scenario, with the war between Russia and Ukraine, we remain enthusiastic about our positive revenue trends for the next crop season, even with the challenges that will be imposed with the rising input prices. Our commitment to creating value in the long term, based on a clear business strategy, is further strengthened by the figures achieved.

Subsequent Events

Payment of interim dividends

The Board of Directors approved, at a meeting held on April 4, 2022, the payment of interim dividends in the amount of R$200 million, equivalent to R$2.01629324 per share, based on the accumulated balance of the investment and expansion reserve. Dividends were paid on April 29, 2022,

to shareholders who were part of the Company's shareholder base at the end of the trading session on April 7, 2022.

Macroeconomic Scenario

Given relevant impacts in the geopolitical scenario caused by the war between Russia and Ukraine and its consequences on the agribusiness segment, we will share information on the measures that are being adopted by the Company in terms of purchases of inputs for the 2022/2023 harvest year.

Fertilizers

Until now, we have already acquired 100% of Potassium (k) chloride and 25% of NK (nitrogen and potassium), whic is used to cover sugarcane.

Phosphate (p) and Nitrogen (n) have not yet been purchased, but may be negotiated until the end of the second half of 2022. The concern with nitrogen is regarding prices and not availability.

We are monitoring the ratio between commodity prices and fertilizers on a daily basis, and the other inputs will be negotiated at the best time for the Company.

Chemicals

Regarding the chemicals needed for the 2022/2023 harvest year, everything has been negotiated and settled in terms of prices with the producers.

The Company's expectation is that the increase in input prices should be offset by the rise in commodity prices, with margins above the historical average.

03 MAIN FIGURES

- Net Revenue of **R$1.13** billion (+157%) in 9M22;
- Adjusted EBITDA of **R$691.6** million (+216%), with an EBITDA margin of 44.2% (+17 p.p.) in 9M22;
- Net Income of **R$489.0** million (+158%), with a net margin of 31.3% (+8 p.p.) in 9M22;
- Cash and Cash Equivalents of **R$584.3** million;
- Distribution of R$200 million in additional dividends (R$2.02 per share).

(R$ thousand)	3Q22	3Q21	Change	9M22	9M21	Change
Revenues from Operations	175.940	92.640	90%	241.688	433.755	-44%
Revenues from Farm Sales	-	-	n.a.	316.174	6.862	n.a.
Net Sales Revenue	**175.940**	**92.640**	**90%**	**557.862**	**440.617**	**27%**
Net Revenue from Operations	206.498	268.753	-23%	429.615	370.786	16%
Net Revenue from Farm Sales	-	-	n.a.	316.174	6.862	n.a.
Net Revenue[1]	**382.438**	**361.393**	**6%**	**1.563.189**	**811.403**	**93%**
Adjusted EBITDA from Operations	**160.672**	**102.290**	**57%**	**440.077**	**213.223**	**106%**
Adjusted EBITDA Margin from Operations (%)	*91,3%*	*110,4%*	-19 p.p.	*182,1%*	*49,2%*	5 p.p.
Adjusted EBITDA[2]	**160.671**	**102.291**	57%	**691.611**	**219.018**	216%
Adjusted EBITDA Margin (%)	*42,0%*	*28,3%*	14 p.p.	*44,2%*	*27,0%*	17 p.p.
Net Income	**81.781**	**137.571**	**-41%**	**237.455**	**183.968**	**29%**
Margem Líquida Operacional (%)	*46,5%*	*148,5%*	-102 p.p.	*98,2%*	*42,4%*	-13 p.p.
Net Income	**81.781**	**137.571**	**-41%**	**488.989**	**189.763**	**158%**
Net Income Margin (%)	*21,4%*	*38,1%*	-17 p.p.	*31,3%*	*23,4%*	8 p.p.

[1] Net Revenue: Considers the change in fair value of biological assets and agricultural product and Impairment.

[2] Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains planted) and adjusted for the harvest's derivative results and depreciation expenses, including depreciation of fixed assets of the farms, developed areas and permanent crops.

Definitions: 3Q20 and 3Q21 - quarters ended March 31, 2022 and 2021, respectively | 9M20 e 9M21 – nine-month periods ended March 31, 2022 and 2021, respectively | 2021/2022 Harvest Year - fiscal year beginning July 1, 2021 and ended June 30, 2022 | 2020/2021 Harvest Year - fiscal year beginning July 1, 2020 and ended June 30, 2021.

Property Portfolio

The Company's property portfolio comprises 267,002 hectares across six Brazilian states, Paraguay, and Bolivia.

Land Ownership


Total area
19%
267.002
hectares
81%
Área Própria
Área Arrendada


Arable area
26%
194.742
hectares
74%
Ownership Area
Leasing

	FARMS	LOCATION	AQUISITION DATE	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1	Jatobá Farm	Jaborandi / BA	mar/07	Grains and Pasture	13.276	10.208
2	Alto Taquari Farm[1]	Alto Taquari / MT	aug/07	Sugarcane	1.380	809
3	Araucária Farm	Mineiros / GO	apr/07	Sugarcane	5.534	4.051
4	Chaparral Farm	Correntina / BA	nov/07	Grains and Cotton	37.182	26.444
5	Nova Buriti Farm	Bonito de Minas / MG	dec/07	Forest	24.212	17.846
6	Preferência Farm	Baianópolis / BA	sep/08	Grains and Pasture	17.799	12.410
7	Partnership II[2]	Ribeiro Gonçalves / PI	nov/13	Grains	7.500	7.500
8	Moroti (Paraguay)	Boquerón	dec/13	Grains and Pasture	59.585	34.673
9	Partnership III[3]	Alto Taquari / MT	may/15	Sugarcane	5.624	5.624
10	Partnership IV[4]	São Raimundo das Mangabeiras / MA	feb/17	Sugarcane	15.000	15.000
11	São José Farm	São Raimundo das Mangabeiras / MA	feb/17	Grains and Sugarcane	17.566	10.137
12	Partnership V[5]	São Félix do Araguaia / MT	aug/18	Grains	17.150	17.150
13	Arrojadinho Farm[6]	Jaborandi / BA	jan/20	Grains	16.642	10.306
14	Rio do Meio Farm[7]	Correntina / BA	jan/20	Grains	7.715	5.642
15	Partnership VII[8]	Baixa Grande do Ribeiro / PI	may/20	Grains	5.473	5.473
16	Serra Grande Farm	Baixa Grande do Ribeiro / PI	may/20	Grains	4.489	2.904
17	Acres del Sud	Bolivia	feb/21	Grains and Sugarcane	9.875	7.925
18	Partnership VIII[9] (Bolivia)	Santa Cruz	feb/21	Grains	1.000	640
	Total				**267.002**	**194.742**

(1) BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.
(2) BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.
(3) BrasilAgro entered into an agricultural exploration partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.
(4) BrasilAgro entered into an agricultural exploration partnership in the Parceria V Farm for up to 10 years.
(5) Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.
(6) Farm acquired through the merger of Agrifirma.
(7) BrasilAgro entered into an agricultural exploration partnership in the Parceria VII Farm for up to 10 years.
(8) Farm partnership on the farm for up to 10 years.
(9) Farm partnership on the farm for a crop.

The current mix of the production area, which includes owned and leased land, allows greater portfolio management flexibility and reduces operating cash flow volatility.

brasilagro

Market Value of the Portfolio

Every year we conduct an internal appraisal of the market value of our farms. On June 30, 2021, the market value of our portfolio was R$3.3 billion, a YoY appreciation of 75%.

According to Deloitte Touche Tohmatsu, the consulting firm engaged to appraise our properties, the market value of the portfolio was R$3.4 billion on June 30, 2021.

Adjusting the values by excluding the areas sold (2,566 hectares (1,537 arable hectares) of Alto Taquari Farm and 4,573 hectares (2,859 arable hectares) of Rio do Meio Farm), the market value of our portfolio would have reached R$3.0 billion at the end of 2021, according to the internal appraisal, and R$3.2 billion according to Deloitte.

The table below shows the market appraisals of the portfolio in the last two years, conducted both internally and by Deloitte Touche Tohmatsu:

PROPERTY	LOCATION	Area 06/30/2020 (hectares)	Area 06/30/2021 (hectares)	BrasilAgro (R$ thousand)		Deloitte (R$ thousand)	
				30/06/2020	30/06/2021	30/06/2019[1]	30/06/2021
Jatobá Farm	Bahia	14.930	13.276	242.504	364.847	193.560	376.100
Alto Taquari Farm[2]	Mato Grosso	5.103	2.538	194.504	136.239	138.300	143.397
Araucária Farm	Goiás	5.534	5.534	190.276	329.142	150.500	326.680
Chaparral Farm	Bahia	37.182	37.182	417.660	742.572	403.650	750.550
Nova Buriti Farm	Minas Gerais	24.212	24.212	35.313	47.326	25.340	33.090
Preferência Farm	Bahia	17.799	17.799	68.160	101.423	62.290	82.110
São José Farm	Maranhão	17.566	17.566	247.572	403.322	184.300	405.880
Arrojadinho Farm	Bahia	16.642	16.642	88.482	203.156	82.610	211.370
Rio do Meio Farm	Bahia	7.715	7.715	122.687	182.408	115.100	161.768
Serra Grande Farm	Piauí	4.489	4.489	30.273	68.563	-	71.790
Moroti (Paraguay)	Boquerón	59.585	59.585	235.270	265.973	208.814	440.627
Acres del Sud (Bolivia)[3]	Santa Cruz		9.875		150.066		196.542
Total		**210.757**	**216.413**	**1.872.701**	**2.995.038**	**1.564.464**	**3.199.904**

[1] Independent Appraisal made in July 2019 due to the merger of Agrifirma.
[2] The area that was sold and will be delivered in 2024 was not discounted.
[3] Deloitte Appraisal made in December 11, 2020. Internal Appraisal (purchase price on Feb/21).

04 OPERATING PERFORMANCE

Production Area by Crop (ha)



Harvest 20/21
161.059
hectares
39%
13%
4%
17%
8%
1%
18%
Soy
Corn and Corn 2nd Crop
Beans and Beans 2nd Crop
Sugarcane
Pasture
Cotton



Harvest 21/22
168.925
hectares
37%
16%
3%
17%
7%
3%
17%
Soy
Corn and Corn 2nd Crop
Beans and Beans 2nd Crop
Sugarcane
Pasture
Cotton

Area in Production by product (ha)	20/21 Harvest	21/22 Harvest	21/22 Harvest Participation (%)	Change (%)
Grains	89.571	95.951	56,8%	7,1%
Soybean	62.077	62.626	37,1%	0,9%
Corn and Corn 2nd Crop	21.006	27.643	16,4%	31,6%
Bean 2nd Crop	6.488	5.681	3,4%	-12,4%
Sugarcane	27.831	28.992	17,2%	4,2%
Pasture	12.720	11.323	6,7%	-11,0%
Cotton	1.313	4.121	2,4%	213,9%
Other	29.624	28.538	16,9%	-3,7%
Total	**161.059**	**168.925**	**100,0%**	**4,9%**

Production Area by Property (ha)



Harvest 20/21
161.059
hectares
45%
14%
41%
Owned land operated by BrasilAgro
Owned land leased to third parties
Leased land operated by BrasilAgro



Harvest 21/22
168.925
hectares
50%
11%
39%
Owned land operated by BrasilAgro
Owned land leased to third parties
Leased land operated by BrasilAgro

brasilagro

Area in Production by product (ha)	20/21 Harvest	21/22 Harvest	21/22 Harvest Participation (%)	Change (%)
Own Area	95.615	103.191	61,1%	7,9%
Operated by BrasilAgro	73.442	85.187	50,4%	16,0%
Leased to third parties	22.173	18.004	10,7%	-18,8%
Leased area	65.444	65.735	38,9%	0,4%
Total	**161.059**	**168.925**	**100,0%**	**4,9%**

The table below shows the estimated growing area per farm in the 2021/2022 harvest year.

Area in Production by Farm 21/22 Harvest (ha)	Ratoon Cane	Plant Cane	Soybean	Corn	Corn 2nd Crop	Beans	Beans 2nd Crop	Pasture	Cotton	Cotton 2nd Crop	Others	Total
Alto Taquari Farm	1.238	331	410		206							2.185
Araucária Farm	1.196	500	2.583		731							5.010
Partnership III Farm	4.709	454	454									5.617
São José Farm and Partnership IV Farm	16.000	1.500	5.400	1.700	987							25.587
Jatobá Farm											9.755	9.755
Chaparral Farm			10.360	301		2.085			2.588		6.876	22.209
Preferência Farm								7.990				7.990
Partnership II Farm			5.313	1.846	309	309						7.777
Partnership V Farm			17.008		11.498		1.721			563	542	31.332
Arrojadinho Farm [1]			2.824	319	370	484	370	824			511	5.702
Rio do Meio Farm [1]			2.090		340					150	3.086	5.666
Serra Grande Farm			2.734		398							3.132
Partnership VII Farm			2.056	3.366								5.422
Marotí[1] (Paraguay)			4.258	4.192		713		2.510	820		4.108	16.600
Acres Del Sud (Bolivia)	2.011	1.053	7.136	1.081							3.660	14.941
Total	**25.154**	**3.838**	**62.626**	**12.804**	**14.839**	**3.590**	**2.091**	**11.323**	**3.408**	**713**	**28.538**	**168.925**

OPERATING SITUATION

Grains & Cotton


Soybean
100%
62,626
Hectares
Harvesting


Corn
20%
12,804
Hectares
Harvesting


Cotton
0%
3,408
Hectares
Harvesting


Beans
100%
3,590
Hectares
Harvesting

Production per product (tons)	20/21 Harvest Realized	21/22 Harvest Estimated	Change (%)	21/22 Harvest Realized	Change (%)
Soybean	173.531	196.677	13,3%	195.203	-0,7%
Corn	31.315	82.170	162,4%	74.886	-8,9%
Corn - 2nd Crop	70.137	95.845	36,7%	95.214	-0,7%
Beans	2.525	4.041	60,0%	3.261	-19,3%
Beans - 2nd Crop	4.912	3.417	-30,4%	2.679	-21,6%
Cotton	5.055	13.270	162,5%	9.549	-28,0%
Cotton - 2nd Crop	0	3.116	n.a.	3.069	-1,5%
Total	**287.475**	**398.536**	**38,6%**	**383.862**	**-3,7%**

Soybean production in Brazil and Bolivia were higher than the initial expectations. In Paraguay, however, there was a significant loss of planted areas due to drought, causing a reduction of 63% in relation to the initial estimate. Despite this reduction, total soybean production was more than offset by the good results in Brazil and Bolivia, and we expect they will be practically flat with the initial estimates.

Corn production also suffered a great impact in Paraguay, we had many losses due to the drought in the Paraguayan Chaco region. As a result, we expect to reduce total corn production by 4.6%.

Cotton production was impacted by the summer season and lower rain fall in the region of Bahia, resulting in a cotton production that is approximately 40% lower than the initial estimates. As a result, we expect to reduce total cotton production by 28% in relation to the initial estimates.

Sugarcane

Sugarcane Harvest Year Result	2021 Harvest Realized (Apr/01 to Dec/31)	2021 Harvest Realized (Apr/01 to Dec/31)	Change (%)	2022 Harvest Estimated (Apr/01 to Jun/30)	Change (%)
Tons harvested	2.248.492	2.227.327	-0,9%	2.116.890	-5,0%
Hectares harvested	26.832	26.608	-0,8%	25.217	-5,2%
TCH - Harvest tons per hectares	83,80	83,71	-0,1%	83,95	0,3%

In December, we finished harvesting first crop sugarcane. We harvested 2.2 million tons of sugarcane, with a TCH (harvest tons per hectare) of 83.7.

In April, we started harvesting on farms in the Midwest and São José, and continued with the renovation of the sugarcane fields.

Cattle Raising

Cattle Raising	20/21 Harvest Realized	21/22 Harvest Estimated	Change (%)	21/22 Harvest Realized (until 31/mar)	Change (%)
Hectares	9.636	11.984	24,4%	11.323	-5,5%
Number of heads	14.805	16.862	13,9%	17.442	3,4%
Meat production (kg)	1.940.329	2.580.775	33,0%	1.560.454	-39,5%
Weight Gain per Day	0,71	0,71	-0,7%	0,63	-10,7%
Weight Gain per hectare	201,37	215,34	6,9%	137,8	-36,0%

For the Company, cattle raising is a transitory activity aimed at transforming the area. We have 17,400 head of cattle over 11,323 hectares of active pasture in Brazil and Paraguay.

05 FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are presented under International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA is presented under the accounting standards, based on Net Income adjusted for interest, taxes, depreciation, and amortization.

Adjusted EBITDA was calculated by excluding gains from biological assets in formation (sugarcane and grains), adjusted by the realized gains/losses on derivatives and depreciation expenses, including depreciation of the farms' fixed assets, depreciation of the developed areas, and depreciation of the permanent crop.

EBITDA (R$ thousand)	3Q22	3Q21	Change	9M22	9M21	Change
Net Income	**81.781**	**137.571**	**-41%**	**488.989**	**189.763**	**158%**
Interest	35.627	33.067	8%	63.333	94.569	-33%
Taxes	64.346	43.628	47%	126.403	33.690	275%
Depreciations and amortizations	6.606	2.840	133%	37.811	22.461	68%
Amortization adjustments - IFRS 16	27.063	18.775	44%	64.459	41.060	57%
EBITDA	**215.386**	**235.881**	**-9%**	**780.994**	**381.543**	**105%**

Adjusted EBITDA (R$ thousand)	3Q22	3Q21	Change	9M21	9M21	Change
Net Income	**81.781**	**137.571**	**-41%**	**488.989**	**189.763**	**158%**
Interest	35.627	33.067	8%	63.333	94.569	-33%
Taxes	64.346	43.628	47%	126.403	33.690	275%
Depreciations and Amortizations	6.606	2.840	133%	37.811	22.461	68%
Amortization adjustments - IFRS 16	27.027	18.775	44%	64.459	41.060	57%
Equity pick-up	0	-154	-100%	33	-130	n.a.
Other operating income/expenses, net	-1.950	-2.726	-28%	-3.809	2.959	n.a.
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	-28.540	-111.186	-74%	-45.474	-130.723	-65%
Derivatives Results	-24.225	-19.525	24%	-40.133	-34.631	16%
Adjusted EBITDA	**160.671**	**102.291**	**57%**	**691.611**	**219.018**	**216%**

brasilagro

EBITDA and Adjusted EBITDA from Operations

EBITDA (R$ thousand)	3Q22	3Q21	Change	9M22	9M21	Change
Net Income	**81.781**	**137.571**	**-41%**	**237.455**	**183.968**	**29%**
Interest	35.627	33.067	8%	63.333	94.569	-33%
Taxes	64.346	43.628	47%	126.403	33.690	275%
Depreciations and amortizations	6.606	2.840	133%	37.811	22.461	68%
Amortization adjustments - IFRS 16	27.027	18.775	44%	64.459	41.060	57%
EBITDA	**215.387**	**235.881**	**-9%**	**529.461**	**375.748**	**41%**

Adjusted EBITDA (R$ thousand)	3Q22	3Q21	Change	9M22	9M21	Change
Net Income	**81.781**	**137.571**	**-41%**	**237.455**	**183.968**	**29%**
Interest	35.627	33.067	8%	63.333	94.569	-33%
Taxes	64.346	43.628	47%	126.403	33.690	275%
Depreciations and Amortizations	6.606	2.840	133%	37.811	22.461	68%
Amortization adjustments - IFRS 16	27.027	18.775	44%	64.459	41.060	57%
Equity pick-up	(0)	(154)	-100%	33	(130)	n.a.
Other operating income/expenses, net	(1.950)	(2.726)	-28%	(3.809)	2.959	n.a.
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	(28.540)	(111.186)	-74%	(45.474)	(130.723)	-65%
Derivatives Results	(24.225)	(19.525)	24%	(40.133)	(34.631)	16%
Adjusted EBITDA	**160.672**	**102.290**	**57%**	**440.077**	**213.223**	**106%**

Income Statement

NET REVENUE FROM SALES

Net Revenue (R$ thousand)	3Q22	3Q21	Change	9M22	9M21	Change
Total	**175.940**	**92.640**	**90%**	**557.862**	**440.617**	**27%**
Farms Sale	-	-	n.a.	316.174	6.862	n.a.
Soybean	156.020	50.977	206%	(199.951)	122.079	n.a.
Corn	3.331	3.020	10%	92.528	68.067	36%
Bean	2.811	6.009	-53%	8.834	13.193	-33%
Feather Cotton	1.606	14.603	-89%	19.864	22.910	-13%
Seed Cotton	719	1.834	-61%	3.549	3.041	17%
Sugarcane	7.190	6.305	14%	288.832	176.046	64%
Cattle Raising	3.837	7.813	-51%	23.147	24.174	-4%
Leasing	1.178	1.905	-38%	2.858	4.727	-40%
Others	(752)	175	n.a.	2.026	(480)	n.a.

Net revenue from sales reached R$1.13 billion in 9M22, a YoY increase of 157%, mainly due to the accounting of the sale of Alto Taquari and Rio do Meio farms, announced in the previous quarter, and higher revenue from agricultural operations (+88%).

brasilagro

SALE OF FARMS

Farm Sales (R$ thousand)	9M22	9M21	Change
Nominal Value of Sale	461.615	8.492	n.a.
Present Value Adjustment	(145.441)	(1.630)	n.a.
Revenue from Farms Sale	**316.174**	**6.862**	**n.a.**
Sales Taxes	(7.973)	1.359	n.a.
Selling Costs	(56.667)	(2.426)	n.a.
Farm Sale Gain	**251.534**	**5.795**	**n.a.**

In 1Q21, we recorded R$8.4 million from the sale of farms, referring to a sale with conditions precedent for delivery at Jatobá Farm, and the effect of the variable consideration. In the first case, 133.0 additional hectares are accounted for upon delivery only.

Net revenue from sales reached R$461.6 million in 9M22, due to revenue recognitions of R$329.7 million from the sale of 2,566 hectares (1,537 arable hectares) of Alto Taquari Farm, and R$132.0 million from the sale of 4,573 hectares (2,859 arable hectares) of Rio do Meio Farm.

The Company will continue to operate in 1,157 hectares of the sold area of Alto Taquari Farm until 2024 and, therefore, revenue from the sale of this area will be accounted when possession for the land is delivered.

SALE OF AGRICULTURAL PRODUCTS

Net Revenue (R$ thousand)	3Q22	3Q21	Change	9M22	9M21	Change
Total	**175.940**	**92.640**	**90%**	**241.688**	**433.755**	**-44%**
Soybean	156.020	50.977	206%	(199.951)	122.079	n.a.
Corn	3.331	3.020	10%	92.528	68.067	36%
Beans	2.811	6.009	-53%	8.834	13.193	-33%
Feather Cotton	1.606	14.603	-89%	19.864	22.910	-13%
Seed Cotton	719	1.834	-61%	3.549	3.041	17%
Sugarcane	7.190	6.305	14%	288.832	176.046	64%
Cattle Raising	3.837	7.813	-51%	23.147	24.174	-4%
Leasing	1.178	1.905	-38%	2.858	4.727	-40%
Others	(752)	175	n.a.	2.026	(480)	n.a.

Quantity sold (tons)	3Q22	3Q21	Change	9M22	9M21	Change
Total	**67.228**	**43.856**	**53%**	**1.642.770**	**1.631.314**	**1%**
Soybean	61.661	35.164	75%	145.144	80.783	80%
Corn	3.207	2.730	17%	98.402	129.136	-24%
Beans	1.050	1.194	-12%	3.013	2.490	21%
Feather Cotton	124	1.764	-93%	1.934	3.099	-38%
Seed Cotton	536	2.070	-74%	2.502	3.338	-25%
Sugarcane	-	-	n.a.	1.387.687	1.408.722	-1%
Cattle Raising	416	933	-55%	2.200	3.164	-30%
Others	235	-	n.a.	1.888	582	224%

Net revenue from operations came to R$817.4 million in 9M22, a YoY increase of 88%. The upturn was mainly due to the increase in unit prices billed.

Revenue from soybean sales increased by R$253.7 million (+208%) YoY in 9M22. In addition to the higher volumes sold, revenue growth was a result of higher soybean prices in the period.

Revenue from corn sales recorded increased by R$24.5 million (+36%) YoY in 9M22. This increase shows the rise in commodity prices in the period, offsetting the lower volume of tons sold.

Revenue from bean sales fell by R$4.4 million (-33%) YoY in 9M22. The poor performance of the bean crop was a result of weather conditions that affected the planting of beans within the ideal planting period, thus impacting the quality of this commodity, which was below expected because of moisture loss.

Revenue from cotton in 9M22 decreased by R$2.5 million (-9.8%) compared to the same period of the previous year. In 9M22, 43.6% of the volume sold referred to lint (average price of R$10.09/kg) and 56.4% to seed (average price of R$1.44/kg). The reduction in cotton revenue can be explained by: (i) the 23% reduction in the planted area in the 2020/2021 harvest year compared to the 2019/2020 harvest year the consequent reduction in produced volume; and (ii) weather conditions that caused lower productivity, affecting cotton quality, which was lower than expected. It is worth remembering that cotton revenues refers to the 2020/2021 harvest year.

Revenue from soybean sales increased by R$112.8 million (+64%) in 9M22 over the same period in the previous year. The upturn in sugarcane prices per ton was a result of higher Consecana prices and commercial negotiations of premiums, which moved up from 0.860 R$/kg in 9M21 to 1.490 R$/kg, growth of 73.3% in 9M22.

Revenue from cattle raising activities fell by R$1.0 million (-4%) in 9M22 over the same period in the previous year. The reduction in revenue was due to the 33% drop in number of cattle sold, which was offset by the rise in cattle arroba.

GAINS AND LOSSES OF AGRICULTURAL PRODUCTS AND BIOLOGICAL ASSETS

Biological Assets and Agricultural Products (R$ thousand)	Soybean	Corn	Cotton	Beans	Sugarcane	Cattle Raising	Others	Gain / Loss 03/31/22
Gains and losses in agricultural products	228.027	43.243	6.917	8.548	150.461	171	(2.964)	434.403
Gains and losses in biological assets	64.179	(22.254)	(5.721)	(38)	9.706	-	(398)	45.474
Change in fair value of biological assets and agricultural products	**292.206**	**20.990**	**1.196**	**8.510**	**160.167**	**171**	**(3.363)**	**479.876**

Gains and losses of agricultural products

Gains or losses from the variation in the fair value of agricultural products are calculated by the difference between the harvested volume at market value (net of selling expenses and taxes) and production costs incurred (direct and indirect costs, leasing, and depreciation).

Harvested agricultural products are measured at fair value at the time of harvest, taking into account the market price for the corresponding distribution channel of each farm.

Agricultural Products	Soybean	Corn (crop)	Cotton	Bean	Sugarcane	Cattle Raising	Others	Gain / Loss 03/31/22
Area (hectares)	43.876	13.685	732	3.385	18.563	11.323	2.501	94.064
Production (Tons or Meat Kgs)	155.428	67.669	3.094	3.723	1.532.906	1.439	2.306	1.766.564
Yield (Ton./ha) (Kg/Head)	3.54	4.94	4.23	1.10	82.58	0.13	0.92	18.78
Livestock - head of cattle	-	-	-	-	-	17.442	-	17.442
Production fair value (R$ thousand)	423.252	76.535	14.605	16.057	276.139	10.448	1.517	818.554
Production Cost (R$ thousand)	(195.225)	(33.292)	(7.688)	(7.510)	(125.679)	(10.277)	(4.481)	(384.151)
Gain and losses in agricultural products (R$ thousand)	**228.027**	**43.243**	**6.917**	**8.548**	**150.461**	**171**	**(2.964)**	**434.403**

The table below shows the result of the sugarcane harvest in the fiscal year, including the breakdown of gains (losses) in value of agricultural products:

Period ended September 30, 2020	2020 Harvest (Jul to Dec/2020)	2021 Harvest (Jan to Jun/2021)	Total
Net Revenue	176.046	88.932	264.978
Cost of sales	(133.284)	(98.259)	(231.543)
Gain (loss) of agricultural products	62.106	29.103	91.209
Total	**104.868**	**19.776**	**124.644**
Produced Tons	1.523.835	694.421	2.218.256

Period ended September 30, 2021	2021 Harvest	Total
Net Revenue	288.833	288.833
Cost of sales	(234.565)	(234.565)
Gain (loss) of agricultural products	150.460	150.460
Total	**204.728**	**204.728**
Produced Tons	1.532.906	1.532.906

Sugarcane Harvest Year	2020 Harvest (Jan to Dec/2020)	2021 Harvest (Jan to Jun/2021)	Change
Net Revenue	218.888	377.765	73%
Cost of sales	(186.282)	(332.824)	79%
Gain (loss) of agricultural products	71.685	179.563	150%
Total	**104.291**	**224.504**	**115%**
Produced Tons	2.236.328	2.227.327	0%

We ended sugarcane harvest in December 2021 with net revenue of R$377.8 million, a YoY increase of 73%. This result arises from higher Consecana prices.

The table below shows the result of the cattle raising activities in the fiscal year, including the breakdown of gains (losses) in value of agricultural products:

Cattle Raising (R$ thousand)	9M22	9M21	Change
Net Revenue	23.147	24.174	-4%
Cost of sales	(20.139)	(21.365)	-6%
Gain (loss) of agricultural products	171	4.741	-96%
Total	**3.179**	**7.550**	**-58%**
Produced Kgs	1.438.864	1.289.111	12%

The net revenue from cattle raising activities totaled R$23.1 million, with 1,439 tons of meat produced, a YoY increase of 12%.

Gains and losses of biological assets

Biological Assets	Soybean	Corn (crop)	Cotton	Bean	Sugarcane	Others	Gain / Loss 03/31/22
Area (hectares)	19.814	3.841	-	928	25.273	-	49.856
Production (Tons)	51.415	14.736	-	993	2.158.740	-	2.225.884
Yield (Ton./ha)	2,59	3,84	-	1,07	85,42	-	44,65
Biological Assets (R$ thousand)	**64.179**	**(22.254)**	**(5.721)**	**(38)**	**9.706**	**(398)**	**45.474**

Biological assets consist of agricultural products in formation (not yet harvested) measured at fair value. This value takes into account the net present cash flow, considering the best estimates regarding productivity, selling prices, selling expenses, direct and indirect costs, and leasing.

The biological assets corresponding to ratoons of sugarcane represent the total area to be harvested from April 1 to November 30, 2021.

NET IMPAIRMENTNET IMPAIRMENT

A provision to adjust inventories at the net realizable value of the agricultural products is created when the value recorded in inventory is higher than the realization value. The realizable value corresponds to the estimated selling price during the normal course of business less the estimated selling expenses.

On March 31, 2022, we recorded a loss of R$50.3 million, impacted by commodity prices on the marking dates.

PRODUCTION COST

20/21 Harvest (%)	Soybean	Corn	Corn 2nd Crop	Beans	Beans 2nd Crop	Cotton	Cotton 2nd Crop	Sugarcane	Cattle Raising
Variable costs	**78%**	**80%**	**100%**	**87%**	**100%**	**96%**	**100%**	**70%**	**49%**
Seeds	12%	17%	23%	8%	20%	11%	12%	0%	0%
Fertilizers	24%	35%	40%	19%	18%	25%	32%	13%	0%
Defensives	21%	11%	12%	22%	27%	37%	32%	6%	0%
Agricultural services	18%	15%	21%	21%	30%	20%	21%	43%	0%
Fuels and Lubricants	3%	2%	4%	4%	5%	3%	4%	8%	0%
Maintenance of machines and instruments	0%	0%	0%	0%	0%	0%	0%	0%	4%
Animal Feed	0%	0%	0%	0%	0%	0%	0%	0%	29%
Others	0%	0%	0%	13%	0%	0%	0%	0%	16%
Fixed costs	**22%**	**20%**	**0%**	**13%**	**0%**	**4%**	**0%**	**30%**	**50%**
Labor	4%	3%	0%	6%	0%	2%	0%	2%	29%
Depreciation and amortization	1%	1%	0%	1%	0%	0%	0%	11%	15%
Leasing	14%	3%	0%	6%	0%	2%	0%	1%	0%
Others	3%	14%	0%	0%	0%	0%	0%	15%	6%

(R$ / ha)	20/21 Harvest Realized	21/22 Harvest Estimated	Change (%)
Soybean[1]	3.761	4.630	23,1%
Corn[1]	3.395	4.626	36,3%
Corn 2nd Crop	2.499	4.348	74,0%
Beans	2.573	3.023	17,5%
Beans 2nd Crop	2.476	2.957	19,4%
Cotton	10.037	10.879	8,4%
Cotton 2nd Crop	-	13.923	n.a.
Sugarcane	5.549	8.089	45,8%
Others		6.203	n.a.

(1) includes area opening amortization

COST OF GOODS SOLD

(R thousand)	3Q22	3Q21	Change	9M22	9M21	Change
Cost of Goods Sold	**(110.776)**	**(60.167)**	**84%**	**(405.548)**	**(268.784)**	**51%**
Soybean	(92.503)	(47.972)	93%	(199.951)	(96.714)	107%
Corn	(2.487)	(875)	184%	(46.615)	(39.567)	18%
Bean	(2.772)	(1.650)	68%	(6.047)	(5.535)	9%
Feather Cotton	(411)	(5.084)	-92%	(9.911)	(10.635)	-7%
Seed Cotton	(2.772)	(3.080)	-10%	(4.718)	(3.878)	22%
Sugarcane	(6)	-	n.a.	(98.758)	(88.675)	11%
Cattle Raising	(3.358)	(7.429)	-55%	(20.139)	(21.365)	-6%
Leasing	(583)	(1.188)	-51%	(4.125)	(1.409)	193%
Others	(7.102)	7.111	n.a.	(15.284)	(1.006)	n.a.

(R thousand)	3Q22	3Q21	Change	9M22	9M21	Change
Realization of the Fair Value of Biological Assets	**(73.454)**	**(72.560)**	**1%**	**(365.024)**	**(170.015)**	**115%**
Soybean	(72.261)	(54.891)	32%	(170.767)	(75.953)	125%
Corn	(1.449)	(482)	201%	(44.404)	(26.825)	66%
Bean	389	(3.273)	n.a.	(5.139)	(3.273)	57%
Feather Cotton	(915)	(13.799)	-93%	(10.003)	(18.495)	-46%
Seed Cotton	760	(115)	n.a.	747	(1.026)	n.a.
Sugarcane	-	-	n.a.	(135.807)	(44.609)	204%
Others	22	-	n.a.	349	166	110%

(R thousand)	3Q22	3Q21	Change	9M22	9M21	Change
Total Cost of Goods Sold	**(184.230)**	**(132.726)**	**39%**	**(770.573)**	**(438.799)**	**76%**
Soybean	(164.764)	(102.863)	60%	(370.718)	(172.667)	115%
Corn	(3.936)	(1.357)	190%	(91.019)	(66.392)	37%
Bean	(2.383)	(4.923)	-52%	(11.186)	(8.808)	27%
Feather Cotton	(1.326)	(18.883)	-93%	(19.915)	(29.130)	-32%
Seed Cotton	(794)	(3.194)	-75%	(3.971)	(4.903)	-19%
Sugarcane	(6)	-	n.a.	(234.565)	(133.284)	76%
Cattle Raising	(3.358)	(7.429)	-55%	(20.139)	(21.365)	-6%
Leasing	(583)	(1.188)	-51%	(4.125)	(1.409)	193%
Others	(7.080)	7.111	n.a.	(14.935)	(841)	n.a.

Due to adjustments to the fair value of agricultural products, the YoY changes in unit costs are directly related to the market price of the commodities at the time of harvest for the calculation of Total COGS. The comments on each crop below exclude the effect of biological assets appropriated at cost.

COGS increased by 51% YoY in 9M22, mainly due to higher volumes billed in the period, as well as higher unit costs.

Grain COGS rose by R$110.8 million (+78%) YoY in 9M22. The cost was impacted by the variation in volumes sold and fertilizer prices, which were impacted by freight costs and the exchange rate.

Cotton COGS remained practically flat in 9M22 against the previous year. In 9M22, 43.6% of the volume sold referred to lint (average cost of R$10.09/kg) and 56.4% to seed (average cost of R$1.44/kg). Cotton COGS will undergo significant changes until the processing of the harvested cotton is finished.

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Sugarcane COGS increased by R$10.1 million (+11%) YoY in 9M22. The cost was impacted by the rising input prices, led mainly by the diesel price hike.

SELLING EXPENSES

(R$ thousand)	3Q22	3Q21	Change	9M22	9M21	Change
Selling expenses	**(9.833)**	**(3.402)**	**189%**	**(26.377)**	**(13.954)**	**89%**
Freight	(4.021)	(1.132)	255%	(10.295)	(3.544)	191%
Storage and Processing	(5.068)	(2.282)	122%	(8.618)	(9.956)	-13%
Fees	(378)	-	n.a.	(6.946)	(10)	n.a.
Provision for doubtful accounts	(45)	44	n.a.	(12)	(151)	-92%
Others	(321)	(32)	n.a.	(506)	(293)	73%

Selling expenses increased by 89.0% over the same period in the previous year, mainly due to:

(i) growth in the Freight line, explained by the increase in sales volume, increase in fuel prices and the start of operations in Bolivia.
(ii) in the Fees line, mainly due to the commission paid on the sale of the Alto Taquari Farm.

GENERAL AND ADMINISTRATIVE EXPENSES

(R$ thousand)	3Q22	3Q21	Change	9M22	9M21	Change
General and Administrative Expenses	**(10.078)**	**(9.637)**	**5%**	**(36.071)**	**(26.847)**	**34%**
Depreciation and Amortization	(346)	(367)	-6%	(981)	(1.032)	-5%
Personnel expenses	(7.679)	(5.795)	33%	(23.690)	(16.263)	46%
Expenses with services providers	(364)	(2.086)	-83%	(4.283)	(4.503)	-5%
Leases and Rents	(39)	47	n.a.	(324)	(102)	217%
Impostos e taxas	(3)	(103)	-97%	(1.359)	(1.277)	6%
Despesas com Viagens	(276)	(143)	93%	(754)	(274)	175%
Despesas com softwares	(650)	(279)	133%	(1.315)	(957)	37%
Others expenses	(721)	(910)	-21%	(3.364)	(2.438)	38%

General and administrative expenses increased by 34% YoY in 6M22, due to

(i) the increase in the Personnel Expenses line, which is explained (a) by the payment of bonuses above the provisioned amount; (b) for the provision for ILPA that last year was provisioned in the last quarter and this year was distributed among the four quarters and; (c) annual collective bargaining agreement of 8.5%.
(ii) growth in the rental and travel expenses line, explained by the return of post-pandemic activities.
(iii) the variation in the Other Expenses line, which reflects (a) the increase, in reais, of expenses with listing and bookkeeping costs, (b) publication of the Financial Statements in full, which did not occur last year due to the exemption provided for in MP 892/19, and (c) expenses with civil liability insurance (D&O) that is indexed to the dollar.

OTHER OPERATING INCOME / EXPENSES

(R$ thousand)	3Q22	3Q21	Change	9M22	9M21	Change
Other operating income/expenses	**3.458**	**(1.517)**	**n.a.**	**13.230**	**(12.843)**	**n.a.**
Gain/Loss on sale of fixed assets	1.917	352	444,6%	737	(91)	n.a.
Provisions for lawsuits	112	(1.884)	n.a.	(247)	(1.660)	-85,1%
Agricultural insurance compensation	-	-	n.a.	8.708	-	n.a.
Unused tax credit	-	-	n.a.	-	(3.964)	(1)
Subscription bonus	1.949	2.722	-28,4%	3.809	(2.963)	n.a.
Others	(520)	742	n.a.	223	(716)	n.a.

Other operating income and expenses were impacted in 9M22, chiefly due to revenue from agricultural insurance compensation concerning the crop shortage of 2020/2021 in Paraguay.

The impact in the Subscription warrants line was a result of the variation and the value of subscription warrants issued upon the absorption of Agrifirma, together with the variation of the Company's share prices.

It is worth noting that, under the transaction, the subscription warrants collateralize the 2-year lockup period, considering the particularities of one of Agrifirma's shareholders, and are not a premium or advantage for any new shareholders.

FINANCIAL RESULT

(R$ thousand)	3Q22	3Q21	Change	9M22	9M21	Change
Total	**(35.627)**	**(33.067)**	**8%**	**(63.333)**	**(94.569)**	**-33%**
Interest (i)	(14.081)	(5.298)	166%	(49.386)	(17.008)	190%
Monetary variation (i)	(299)	(187)	60%	(371)	(530)	-30%
Exchange vartiation (ii)	973	7.009	-86%	(2.271)	(1.238)	83%
Present value adjustment (iii)	(57.479)	25.669	n.a.	(20.931)	80.960	n.a.
Derivative operations results (iv)	18.127	(59.353)	n.a.	(38.828)	(155.302)	-75%
Other financial income / expenses (v)	17.132	(907)	n.a.	48.454	(1.451)	n.a.

The consolidated financial result is composed of (i) interest on financing; (ii) FX variation on offshore accounts; (iii) present value of receivables due to the sale of Araucária, Alto Taquari, and Jatobá farms, fixed in bags of soybean, and sugarcane leased areas; (iv) result of hedge operations; and (v) bank expenses and charges, and income from investments of cash and cash equivalents.

The increase in the Interest line was a result of the increase in the Selic rate, reflecting directly on the Company's debt that is (i) 69% indexed to inflation; (ii) 15% indexed to CDI; and (iii) 16% indexed to the fixed rate.

The fair value adjustment, totaling R$20.9 million in 9M22, shows the variation in the amount receivable from the sales of Araucária, Jatobá, Alto Taquari, and Rio do Meio farms, fixed in bags of soybean, and the variation of Consecana's price in the lease of Parceria IV Farm.

The result of derivative transactions mainly reflects the result of commodity and dollar hedging transactions that aim to reduce the volatility of the Company's

exposure, given that revenues, inventories, biological assets, and receivables from farm sales are positively related to commodity prices and the U.S. dollar.

DERIVATIVE TRANSACTIONS

HEDGE POSITION ON MAY 3, 2022

Harvest	Soybean			FX		
	Volume	% of hedge[1]	Price (USD/bu)	Volume (thousand)	% of hedge[2]	BRL/USD
21/22	131.119 ton	85,00%	14,03	USD 68.575	90,45%	5,35
22/23	54.700 ton	33,00%	13,76	USD 25.000	30,60%	5,65
2022*	62.174 ton	100,00%	11,18	USD 21.826	82,00%	5,66
2023*	42.182 ton	70,50%	12,9	USD 16.612	56,00%	5,76
2024*	-	-	-	USD 7.801	25,00%	6,19

* Farmland sales receivables

(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.

Harvest	Corn			FX		
	Volume	% of hedge[1]	Price (USD/bu)	Volume (thousand)	% of hedge[2]	BRL/USD
21/22	92.987 ton	59,00%	64,60	-	-	-
22/23	14.985 ton	14,00%	56,50	-	-	-

(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.

Harvest	Cotton			FX		
	Volume	% of hedge[1]	Price (USD/bu)	Volume (thousand)	% of hedge[2]	BRL/USD
21/22	3.384 ton	87,00%	83,28	USD 7.346	97,00%	5,88
22/23	1.875 ton	16,00%	80,91	USD 3.520	15,00%	5,63

(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.

Harvest	Ethanol			FX		
	Volume	% of hedge[1]	Price (USD/bu)	Volume (thousand)	% of hedge	BRL/USD
21/22	4.350 m³	4,00%	1953,00	-	-	-
22/23	33.630 m³	31,35%	3235,00	-	-	-

(1) % of the volume of ethanol locked in m³.

Note: In the case of the Ethanol Hedge, we consider the 2022 and 2023 harvest years and the sugarcane calendar (April – March).

brasilagro

Balance Sheet

NET ASSET VALUE – NAV

(R$ thousand)	March 31, 2022	
	Book	NAV
BrasilAgro's Equity	**2.469.381**	**2.469.381**
Properties appraisal[1]		2.793.472
(-) Balance Sheet - Land Value (Investment Properties)		(946.596)
NAV - Net Asset Value	**2.469.381**	**4.316.257**
Number of Shares Outstanding	102.377	102.377
NAV per share	**24,12**	**42,16**

CASH AND CASH EQUIVALENTS

Cash and Cash equivalents (R$ thousand)	03/31/2022	06/30/2021	Change
Cash and Cash equivalents	**584.255**	**1.059.107**	**-45%**
Cash and Banks	23.627	58.215	-59%
Bank deposit certificates	390.736	1.000.892	-61%
National Treasury Bills	80.033	-	n.a.
National Treasury Notes	89.859	-	n.a.
Marketable securities	**25.545**	**10.455**	**144%**
Restricted financial investments	20.561	5.224	294%
Bank deposit certificates	4.984	5.231	-5%
Total	**609.800**	**1.069.562**	**-43%**

CUSTOMERS

(R$ thousand)	03/31/2022	06/30/2021	Change
Sugarcane Sales	11.936	35.329	-66%
Grains Sales	96.812	130.220	-26%
Cattle Raising Sales	758	758	0%
Leases and Rents	2.925	11.209	-74%
Machinery Sales	167	1.908	-91%
Farm Sales	169.711	77.540	119%
	282.309	**256.964**	**10%**
Provision for doubtful accounts	(1.688)	(1.729)	-2%
Current total	**280.621**	**255.235**	**10%**
Farm Sales[1]	458.929	324.937	41%
Non-current total	**458.929**	**324.937**	**41%**

1 Does not include sale of Alto do Taquari that will be delivered in 2024

INVENTORIES

(R$ thousand)	03/31/2022	06/30/2021	Change
Soybean	214.519	169.927	26%
Corn	3.077	40.678	-92%
Bean	12.160	11.969	2%
Cotton	1.082	11.114	-90%
Other crops	502	224	124%
Agricultural Products	**231.340**	**233.912**	**-1%**
Supplies	84.034	31.947	163%
Total	**315.374**	**265.859**	**19%**

Biological livestock assets are measured at fair value and controlled based on two methodologies: 12 to 15-month calves and steers (heifers) are controlled and valued per head, while older animals are controlled per weight.

brasilagro

Inventories - Cattle Raising	Total Heads	Value (R$ thousand)
In June 30, 2021	**14.805**	**46.312**
Aquisition, Birth | Aquisition Expenses	7.400	11.160
Handling Expenses	-	10.277
Sales	(5.787)	(21.286)
Deaths	(169)	(442)
Donation in Payment	1.235	5.719
Consumption	(42)	(177)
Exchange variation	-	(1.218)
Fair value variation	-	171
In March 31, 2022	**17.442**	**50.515**

Note: In lieu of payment: Cattle delivered to Camacho with the sale of Alto Taquari.

INDEBTEDNESS

(R$ thousand)	03/31/2022	06/30/2021	Change
Short Term	**116.393**	**322.046**	**-64%**
Long Term	**323.437**	**341.135**	**-5%**
Others	29.866	34.037	-12%
ARC	271.110	292.637	-7%
Total Indebtedness	**439.830**	**663.181**	**-34%**
(+/-) Derivatives	**(43.745)**	**14.001**	**n.a.**
(=) Adjusted Gross Debt	396.085	677.182	-42%
(-) Cash and cash equivalents	609.800	1.069.562	-43%
(=) Adjusted Net Debt	(213.715)	(392.380)	-46%
Adjusted EBITDA	**691.611**	**365.681**	**89%**
Adjusted Net Debt / Adjusted EBITDA	**(0,31x)**	**(1,06x)**	**-71,2%**
Adjusted Net Debt / NAV	**-5%**	**-9%**	**-46%**

The average cost of debt is 11.44% p.a., with an average maturity of 3.78 years.

FINANCE LEASES - IFRS 16

With the adoption of IFRS 16, the Company adopted the modified retrospective method considering the value of the right-of-use asset measured at the equivalent value of the lease liability, measured at present value at the lessee's incremental interest rate on the transition date, classified as Finance Leases.

Therefore, the value of the Right-of-use asset and its equivalent value in the Lease liability are measured at present value. After marked to market, the Asset values will be monthly recognized in the manufacturing cost account, according to the

respective fraction of each contract, and adjusted by the variation of the soybean or sugarcane bag in Brazilian reais.

The Company's current main contracts subject to IFRS 16 refer to agricultural partnerships and land lease operations, in addition to other less relevant contracts related to the lease of vehicles, properties, and machinery.

In Liabilities, the recognitions will made after an actual lease payment and are periodically adjusted by the variation of soybean or sugarcane bag and present value adjustment. The impacts of the present value adjustment will be recognized in the Financial Result.

For further information, please refer to the Notes to the Quarterly Information.

(R$ thousand)	Nature	03/31/2022	06/30/2021	Change
Short Term				
Sugarcane Finance Leasing	Partnership III	-	-	n.a.
Operating Leases	-	34.498	30.545	12,9%
		34.498	30.545	12,9%
Long Term				
Sugarcane Finance Leasing	Partnership IV	111.610	97.223	14,8%
Operating Leases	-	66.370	71.227	-6,8%
		177.980	168.450	0
Total		**212.478**	**198.995**	**6,8%**

(R$ thousand)	06/30/2021	Exchange Variation	Updates	Payment	New contracts	03/31/2022	Change
Sugarcane Finance Leasing - Partnership III	-	-	-	(287)	-	-	n.a.
Sugarcane Finance Leasing - Partnership IV	97.223	-	14.387	-	-	111.610	-12,9%
Operating Leases	-	-	-	-	-	-	n.a.
Operating Leases - IFRS 16	101.772	15	16.614	(22.472)	4.939	100.868	0,9%
Total	**198.995**	**15**	**31.001**	**(22.472)**	**4.939**	**212.478**	**-6,3%**

INVESTMENT PROPERTIES

The Company's business strategy is based on the acquisition, development, operation, and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential to create value through the renovation of the asset and the development of profitable agricultural activities.

After the acquisition of our rural properties, we seek to implement higher value-added crops and renovate such properties by investing in infrastructure and technology. According to our strategy, when we understand that a rural property has reached its expected return, we sell it to realize capital gains.

The rural properties acquired by the Company are stated at acquisition cost, which does not exceed its net realizable value, and recorded under "Non-Current Assets".

Investment properties are valued at historical cost plus investments in buildings, improvements, and clearing of areas, less accumulated depreciation, according to the same criteria described for property, plant and equipment.

(R$ thousand)	Acquisition value	Buildings and improveme	Area Opening	Constructio n in progress	Investment Properties
Initial Balance	781.251	66.614	100.781	48.454	997.100
In June 30, 2021					
Acquisitions	1.224	7.834	914	33.100	43.072
Acquisitions - Merger of Agrifirma	-	-	-	-	-
Reductions	(55.513)	(7.850)	(15)	(31)	(63.409)
Transfers	-	4.754	27.944	(32.698)	-
(-) Depreciation/ Amortization	-	(2.512)	(7.465)	-	(9.977)
Cumulative Translation Adjustment	(14.527)	(1.239)	(3.421)	(1.003)	(20.190)
In March 31, 2021	**712.435**	**67.601**	**118.738**	**47.822**	**946.596**

DEPRECIATION - AREA CLEARING

(R$ mil)	3T22	3T21	Variação	9M22	9M21	Variação
Manutenção	(1.329)	(1.075)	24%	(3.660)	(3.076)	19%
Abertura	(1.367)	(1.211)	13%	(3.802)	(3.482)	9%
Total	**(2.696)**	**(2.286)**	**18%**	**(7.463)**	**(6.559)**	**14%**

CAPEX – PROPERTY, PLANT AND EQUIPMENT

(R$ thousand)	Buildings and improvements	Equipments and facilities	Machinery	Furniture and untensils	Construction in progress	Sugarcane	Property, Plant and Equipment
Initial Balance	108	16.887	20.157	2.350	-	70.888	110.390
In June 30, 2021							
Acquisitions	-	1.579	10.538	401	11.467	11.550	35.535
Reductions	-	(627)	(289)	-	-	(185)	(1.101)
Transfers	133	11.547	-	-	(11.467)	(213)	-
(-) Depreciation / Amortization	(87)	(1.765)	(1.414)	(403)	-	(18.177)	(21.846)
Cumulative Translation Adjustment	-	(42)	(140)	(17)	-	(464)	(663)
In March 31, 2021	**154**	**27.579**	**28.852**	**2.331**	**-**	**63.399**	**122.315**

06 CAPITAL MARKETS

BrasilAgro was the first agricultural production company to go public on the Novo Mercado segment of B3 (São Paulo Stock Exchange) and the first Brazilian agribusiness company to list ADRs (American Depositary Receipts) on NYSE (New York Stock Exchange).

Share performance

On May 10, 2022, BrasilAgro's shares (AGRO3) were traded at R$32.70, resulting in a market cap of R$3.3 billion, while its ADRs (LND) were traded at US$6.38.

AGRO3 x Ibovespa
(base 100 = 03/31/2021)



120
110
100
90
80
70
set-21
out-21
nov-21
dez-21
jan-22
fev-22
mar-22
AGRO3
IBOV

HIGHLIGHTS - AGRO3	9M22	9M21
Average Daily Traded Volume (R$)	22.157.215	7.070.023
Maximum (R$ per share)	32,86	27,94
Mininum (R$ per share)	21,90	19,00
Average (R$ per share)	25,95	22,85
Closing Quote (R$ per share)	29,99	20,29
Variation in the period (%)	47,8%	11,98%

Disclaimer

The statements contained herein related to BrasilAgro's business outlook, projection on operating and financial results, and those related to the Company's growth are mere projections and, as such, are based exclusively on management's expectations about the future of the business. These expectations depend substantially on market conditions, the performance of the Brazilian economy, the industry, and international markets, and are therefore subject to change without notice.

brasilagro

07 WEIGHTS AND MEASURES USED IN AGRIBUSINESS

Weights and Measures used in Agriculture		
1 ton	1,000 kg	
1 Kilo	2.20462 pounds	
1 pound	0.45359 kg	
1 acre	0.1840 bushel	
1 hectare (ha)	2.47105 acres	
1 hectare (ha)	10,000 m2	
1 bushel	5.4363 acres	

Soybean		
1 bushel of soybean	60 pounds	27.2155 kg
1 bags of soybean	60 kg	2.20462 bushels
1 bushel/acre	67.25 kg/ha	
1.00 US$/bushel	2.3621 US$/bag	

Corn		
1 bushel of corn	56 pounds	25.4012 kg
1 bags of corn	60 kg	2.36210 bushels
1 bushel/acre	62.77 kg/ha	
1.00 US$/bushel	2.3621 US$/bag	

Cattle		
1 arroba	~33.1 pounds	15 Kg
1 arroba (including carcass)	~66.2 pounds	30 Kg

08 INCOME STATEMENT

(R$ thousand)	3Q22	3Q21	Change	9M22	9M21	Change
Revenues from Farm Sales	-	-	n.a.	316.174	6.862	n.a.
Revenues from grains	163.957	61.558	166%	482.670	207.745	132%
Revenues from cotton	2.400	16.635	-86%	23.820	26.237	-9%
Revenues from sugarcane	7.222	6.305	15%	289.044	176.048	64%
Revenues from cattle raising	3.856	7.876	-51%	23.815	24.772	-4%
Revenues from farm leasing	1.518	5.385	-72%	10.393	12.176	-15%
Other revenues	645	(29)	n.a.	4.208	939	348%
Deductions from gross revenue	(3.658)	(5.090)	-28%	(16.550)	(14.162)	17%
Net Sales Revenue	**175.940**	**92.640**	**90%**	**1.133.574**	**440.617**	**157%**
Change in fair value of biological assets and agricultural products	241.344	270.006	-11%	479.876	369.769	30%
Impairment	(34.846)	(1.253)	n.a.	(50.261)	1.017	n.a.
Net Revenue	**382.438**	**361.393**	**6%**	**1.563.189**	**811.403**	**93%**
Cost of Farm Sale	-	-	n.a.	(64.640)	(1.067)	n.a.
Cost of agricultural products sale	(184.230)	(132.725)	39%	(770.573)	(438.799)	76%
Gross Profit	**198.208**	**228.668**	**-13%**	**727.976**	**371.537**	**96%**
Selling Expenses	**(9.833)**	**(3.402)**	**189%**	**(26.377)**	**(13.954)**	**89%**
General and Administrative Expenses	**(10.079)**	**(9.637)**	**5%**	**(36.071)**	**(26.848)**	**34%**
Depreciation and Amortization	1.560	1.696	-8%	981	1.032	-5%
Personnel expenses	39.703	26.730	49%	23.691	16.262	46%
Expenses with services providers	8.202	6.920	19%	4.283	4.503	-5%
Leases and Rents	741	253	193%	324	103	215%
Others expenses	11.857	8.460	40%	6.792	4.948	37%
Other operating income/expenses, net	**3.458**	**(1.517)**	**n.a.**	**13.230**	**(12.843)**	**n.a.**
Equity pick up	**-**	**154**	**-100%**	**(33)**	**130**	**n.a.**
Financial result	**(35.627)**	**(33.067)**	**8%**	**(63.333)**	**(94.569)**	**-33%**
Financial income	252.306	216.895	16%	575.468	582.115	-1%
Interest on Financial Investments	18.600	1.049	n.a.	52.004	2.627	n.a.
Interest on assets	536	654	-18%	1.355	967	40%
Monetary variations	-	-	n.a.	-	-	n.a.
Foreign exchange variations	7.683	10.494	-27%	18.197	16.817	8%
Income from leasings' present value adjustment	32.330	1	n.a.	32.330	2.895	n.a.
Income from receivables from farm sales' present value adjustment	(7.254)	66.942	n.a.	97.311	210.376	-54%
Realized results with derivatives	32.467	8.055	303%	69.869	72.056	-3%
Unrealized results with derivatives	167.944	129.700	29%	304.402	276.377	10%
Financial expenses	(287.933)	(249.962)	15%	(638.801)	(676.684)	-6%
Interest expenses	(789)	(402)	96%	(2.223)	(1.026)	117%
Bank charges	(679)	(1.554)	-56%	(1.327)	(3.052)	-57%
Interest on liabilities	(14.617)	(5.952)	146%	(50.741)	(17.975)	182%
Monetary variations	(299)	(187)	60%	(371)	(530)	-30%
Foreign exchange variations	(6.710)	(3.485)	93%	(20.468)	(18.055)	13%
Expense from leasings' present value adjustment	(46.961)	(37.251)	26%	(50.930)	(67.669)	-25%
Expense from receivables from farm sales' present value adjustment	(35.594)	(4.023)	785%	(99.642)	(64.642)	54%
Realized results with derivatives	(72.465)	(27.580)	163%	(150.504)	(106.687)	41%
Unrealized results with derivatives	(109.819)	(169.528)	-35%	(262.595)	(397.048)	-34%
Profit (loss) before income and social contribution taxes	**146.127**	**181.199**	**-19%**	**615.392**	**223.453**	**175%**
Income and social contribution taxes	(64.346)	(43.628)	47%	(126.403)	(33.690)	275%
Profit (loss) for the period	**81.781**	**137.571**	**-41%**	**488.989**	**189.763**	**158%**
Outstanding shares at the end of the period	102.377.008	82.104.301	25%	102.377.008	82.104.301	**25%**
Basic earnings (loss) per share - R$	**0,80**	**1,68**	**-52%**	**4,78**	**2,31**	**107%**

09 BALANCE SHEET - ASSETS

Assets (R$ thousand)	03/31/2022	06/30/2021	Change
Current assets			
Cash and Cash equivalents	584.255	1.059.107	-45%
Derivative financial instruments	77.104	32.657	136%
Trade accounts receivable	441.962	192.606	129%
Inventories	315.374	265.859	19%
Biologial assets	371.162	210.489	76%
Transactions with related parties	-	488	-100%
	1.789.857	**1.761.206**	**1,6%**
Non-current assets			
Biological assets	31.119	34.585	-10%
Marketable securities	25.545	10.455	144%
Derivative financial instruments	12.095	3.881	212%
Diferred taxes	5.507	72.343	-92%
Accounts receivable and other credits	485.619	348.933	39%
Investment properties	946.596	997.100	-5%
Transactions with related parties	2.011	2.680	-25%
Investments	7.698	5.609	37%
Property, plant and equipment	122.315	110.390	11%
Intangible assets	902	1.104	-18%
Using rights	63.971	80.032	-20%
	1.703.378	**1.667.112**	**2,2%**
Total assets	**3.493.235**	**3.428.318**	**1,9%**

10 BALANCE SHEET - LIABILITIES

Liabilities (R$ thousand)	03/31/2022	06/30/2021	Change
Current liabilities			
Trade accounts payable and other obligations	147.489	186.890	-21%
Loans, financing and debentures	116.393	322.046	-64%
Labor obligations	14.065	22.536	-38%
Derivative financial instruments	42.819	48.574	-12%
Other liabilities	9.140	45.133	-80%
Transactions with related parties	0	5.568	-100%
Lease liabilities	34.498	30.545	13%
	364.404	**661.292**	**-44,9%**
Non-current liabilities			
Trade accounts payable and other obligations	49.499	34.902	42%
Loans, financing and debentures	323.437	341.135	-5%
Diferred taxes	56.782	26.714	113%
Lease liabilities	177.980	168.450	6%
Derivative financial instruments	2.635	1.965	34%
Provision for legal claims	1.432	1.445	-1%
	6.513	2.519	159%
Other liabilities	41.172	7.295	464%
	659.450	**584.425**	**12,8%**
Total liabilities	**1.023.854**	**1.245.717**	**-17,8%**
Equity			
Share Capital	1.587.985	1.587.985	0%
Expenses with issuance of shares	(11.343)	(11.343)	0%
Capital reserves	(32.159)	(34.189)	-6%
Treasury shares	(40.085)	(40.085)	0%
Profits reserves	416.252	416.252	0%
Proposed additional dividends	-	184.559	-100%
Comprehensive Income	59.742	79.422	-25%
Accumulated profit	488.989	-	n.a.
Total equity	**2.469.381**	**2.182.601**	**13,1%**
Total liabilities and equity	**3.493.235**	**3.428.318**	**1,9%**

brasilagro

11 CASH FLOW

(R$ thousand)	9M22	9M21	Change
CASH FLOW OF OPERATING ACTIVITIES			
Profit (loss) for the period	488.989	189.763	158%
Adjustments to reconcile net income			
Depreciation and amortization	102.270	63.521	61%
Farm Sales Gain	(251.534)	(5.795)	n.a.
Residual value of fixed and intangible assets	1.101	5.437	-80%
Written-off in investment properties	6.742	-	n.a.
Equity Pickup	33	(130)	n.a.
Gain unrealized results with derivatives (Net)	(41.807)	120.671	n.a.
Exchange rate, monetary and financial charges (Net)	19.608	81.360	-76%
Adjustment to present value for receivables from sale of farms, machinery and financial leasings	(1.478)	(142.771)	-99%
Share based Incentive Plan ("ILPA")	2.030	-	n.a.
Income and social contribution taxes	96.904	11.891	715%
Fair value of biological assets and agricultural products and depletion of harvest	(479.876)	(369.769)	30%
Provision (Reversal) of impairment of agricultural products after harvest	50.261	(1.017)	n.a.
Allowance for doubtful accounts	12	151	-92%
Provisions for lawsuits	247	314	-21%
	(6.498)	**(46.374)**	**-86%**
Changes in the Short Term Operating Capital			
Trade accounts receivable	(46.871)	52.376	n.a.
Inventories	(100.583)	(52.891)	90%
Biological Assets	275.222	142.207	94%
Recoverable Taxes	272	(5.399)	n.a.
Derivative Transactions	(15.885)	721	n.a.
Other assets	(68.366)	21.375	n.a.
Suppliers	40.976	32.218	27%
Related parties	(95)	(403)	-76%
Taxes payable	10.161	23.308	-56%
Income tax and social contribution	(24.587)	(17.439)	41%
Labor obligations	(8.436)	(8.447)	0%
Advance from customers	11.378	(17.342)	n.a.
Lease liabilities	(10.041)	(19.466)	-48%
Other obligations	3.830	(864)	n.a.
Payments of lawsuits	(260)	-	n.a.
Net Cash generated by (used in) operating activities	**60.216**	**103.580**	**-42%**
CASH FLOW OF INVESTMENT ACTIVITIES			
Additions to immobilized and intangible	(35.594)	(12.213)	191%
Additions to property for investments	(43.072)	(38.641)	11%
Redemption of (investment in) marketable securities	36.473	(2.111)	n.a.
Reduction (increase) of Investment and Participation	(1.994)	-	n.a.
Cash from business combination	-	-	n.a.
Equity and investments acquisition	-	(158.882)	-100%
Receivables from farm sale	37.717	7.500	403%
Net Cash generated by (used in) investment activities	**(6.470)**	**(204.347)**	**-97%**
CASH FLOW OF FINANCING ACTIVITIES			
Loans and financing raised	50.465	256.437	-80%
Interest from Loans and Financing	(27.195)	(16.323)	67%
Payment of loans and financing	(291.409)	(307.095)	-5%
Dividends paid	(260.000)	(42.000)	519%
Capital increase	-	440.000	-100%
Share issuance costs	-	(17.186)	-100%
Generated (provided) net cash by financing activities	**(528.139)**	**313.833**	**n.a.**
Increase (decrease) in cash and cash equivalents	**(474.394)**	**213.066**	**n.a.**
FX Variation in cash and cash equivalents	**(459)**	**3.052**	**n.a.**
Cash and cash equivalents initial balance	1.059.107	171.045	519%
Cash and cash equivalents final balance	584.255	387.163	51%
	(474.393)	**213.066**	**n.a.**

brasilagro